Exhibit 21.1

List of Subsidiaries of Eagle Rock Energy Partner, L.P

Subsidiary	Jurisdiction of Formation
Eagle Rock Energy Finance Corp.	Delaware
EROC Production, LLC	Delaware
Eagle Rock Energy Acquisition Co., Inc.	Delaware
Eagle Rock Upstream Development Company, Inc.	Delaware
Eagle Rock Acquisition Partnership, L.P.	Delaware
Eagle Rock Upstream Development II, L.P.	Texas
Eagle Rock Energy Acquisition Co. II, Inc.	Delaware
Eagle Rock Upstream Development Company II, Inc.	Delaware
Eagle Rock Acquisition Partnership II, L.P.	Delaware
Escambia Operating Co. LLC	Delaware
Escambia Asset Co. LLC	Delaware
Eagle Rock Energy G&P Holding, Inc.	Delaware
Eagle Rock Energy G&P, LLC	Delaware
Eagle Rock Energy GP, L.P.	Delaware
Eagle Rock Mid-Continent Holding, LLC	Delaware
Eagle Rock Mid-Continent Asset, LLC	Delaware
Eagle Rock Mid-Continent Operating, LLC	Delaware